Mail Stop 4561

May 24, 2010

Teck Fong Kong
President, Director CEO
CN Dragon Corporation
8/F Paul Y Centre
51 Hung To Road
Kwun Tong, Kowloon, Hong Kong

>   **Re: CN Dragon Corporation**
>   **Form 8-K Filed May 21, 2010**
>   **File No. 000-53771**

Dear Teck Fong Kong:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers at the end of this letter.

Form 8-K filed on May 21, 2010

Item 4.01 Changes in Registrant's Certifying Accountant, page 20

1.   Please amend your Form 8-K to address the uncertainty related to your ability to continue as a going concern, which is disclosed in the Report of Independent Registered Public Accounting Firm for the audits of the two most recently completed fiscal years. Note that such disclosure is required by Item 304(a)(1)(ii) of Regulation S-K.

Teck Fong Kong
CN Dragon Corporation
May 24, 2010
Page 2

2.   In your amended Form 8-K, include an updated Exhibit 16 letter from the former
        accountant referencing the revised Form 8-K.

* * * * * * *

        Please respond to these comments within 5 business days or tell us when you will
provide us with a response. Please submit all correspondence and supplemental materials
on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you
may wish to provide us with marked copies of any amendment to expedite our review.
Please furnish a cover letter that keys your response to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing any amendment and
your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

* staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3446 if you have any questions regarding the above comments.

Sincerely,

Jaime G. John
Staff Accountant